================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 TELIGENT, INC.

                                (Name of Issuer)


                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)


                                   87959Y 10 3

                                 (CUSIP Number)


                                 THOMAS O. HICKS
                   C/O HICKS, MUSE, TATE & FURST INCORPORATED
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                   Copies to:

                                  ERIC S. SHUBE
                             VINSON & ELKINS, L.L.P.
                           1325 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (917) 206-8005

                                  June 26, 2000

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]




                         (Continued on following pages)


================================================================================

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                               Mr. Thomas O. Hicks
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                     N/A
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                      United States
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*          3,612,034
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*     3,612,034
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                      3,612,034
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              8.66%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             IN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        HM4 Teligent Qualified Fund, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*          3,279,930
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*     3,279,930
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                      3,279,930
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              7.92%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        HMTF Equity Fund IV (1999), L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*          3,279,930
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*     3,279,930
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                      3,279,930
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              7.92%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         HM4 Teligent Private Fund, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*             23,234
      Owned by Each Reporting.       -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*        23,234
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                         23,234
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.06%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                    HMTF Private Equity Fund IV (1999), L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*             23,234
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*        23,234
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                         23,234
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.06%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                          HM4/GP (1999) Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*          3,303,164
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*     3,303,164
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                      3,303,164
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              7.97%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        HM 4-EQ Teligent Coinvestors, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*             53,635
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*        53,635
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                         53,635
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.14%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        HM 4-EQ (1999) Coinvestors, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*             53,635
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*        53,635
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                         53,635
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.14%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                       HM 4-SBS Teligent Coinvestors, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*             80,626
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*        80,626
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                         80,626
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.21%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        HM 4-SBS (1999) Coinvestors, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*             80,626
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*        80,626
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                         80,626
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              0.21%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                     Hicks, Muse GP (1999) Partners IV, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*          3,437,425
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*     3,437,425
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                      3,437,425
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              8.27%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         Hicks, Muse (1999) Fund IV, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*          3,437,425
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*     3,437,425
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                      3,437,425
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**              8.27%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                             HM PG-IV Teligent, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*            174,609
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*       174,609
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                       174,609
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**               .46%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         Hicks, Muse PG-IV (1999), C.V.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                        Netherlands
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*            174,609
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*       174,609
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                        174,609
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**               .46%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                   HM Equity Fund IV/GP Partners (1999), C.V.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                        Netherlands
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*            174,609
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*       174,609
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                        174,609
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**               .46%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         HM GP Partners IV Cayman, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     Cayman Islands
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*            174,609
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*       174,609
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                        174,609
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**               .46%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                              HM Fund IV Cayman LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                     Cayman Islands
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*            174,609
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*       174,609
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                        174,609
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**               .46%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                            HMTF Bridge Teligent, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*                  0
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*             0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                              0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                 0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                           HMTF Bridge Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                           Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*                  0
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*             0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                              0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                 0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             PN
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

CUSIP NO.  87959Y 10 3


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                            HMTF Bridge Partners, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                      OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                              Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                     0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*                  0
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power                0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*             0
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                              0
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**                 0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                             OO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all 7 3/4% Series A Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Class A Common Stock of (1) any 7 3/4% Series A Convertible Preferred Stock held by others or (2) any capital stock held by other holders. See Item 5.

                                  SCHEDULE 13D

         This Statement constitutes Amendment No. 1 to the Schedule 13D originally filed with the Securities and Exchange Commission on December 10, 1999 (the "Schedule 13D"). The Schedule 13D relates to the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Teligent, Inc., a Delaware corporation (the "Issuer"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

         Capitalized terms used herein and not defined have the meaning set forth in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         As more fully described in Item 6 below, on December 3, 1999, Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC, PG-IV LLC and Bridge LLC each purchased from the Issuer the number of shares of Preferred Stock set forth opposite their respective names below at the purchase price set forth opposite their respective names below.



                                 NUMBER OF
        NAME OF ENTITY           SHARES PURCHASED       PURCHASE PRICE
        --------------           ----------------       --------------

Qualified LLC                    136,207                $136,207,000
Private LLC                          965                $    965,000
4-EQ LLC                           2,226                $  2,226,000
4-SBS LLC                          3,350                $  3,350,000
PG-IV LLC                          7,252                $  7,252,000
Bridge LLC                        50,000                $ 50,000,000

         As described in Item 4 below, on June 26, 2000, Bridge LLC sold its shares of Preferred Stock to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

         Qualified LLC obtained funds for the purchase price of its shares of Preferred Stock (including the shares subsequently purchased from Bridge LLC) from capital contributions provided by Equity L.P.; Equity L.P. obtained such funds from capital contributions provided by its limited partners and HM4/GP Partners; HM4/GP Partners obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners; and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         Private LLC obtained funds for the purchase price of its shares of Preferred Stock (including the shares subsequently purchased from Bridge LLC) from capital contributions provided by Private L.P.; Private L.P. obtained such funds from capital contributions provided by its limited partners and HM4/GP Partners; HM4/GP

Partners obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners; and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         4-EQ LLC obtained funds for the purchase price of its shares of Preferred Stock (including the shares subsequently purchased from Bridge LLC) from capital contributions provided by 4-EQ L.P.; 4-EQ L.P. obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners, and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         4-SBS LLC obtained funds for the purchase price of its shares of Preferred Stock (including the shares subsequently purchased from Bridge LLC) from capital contributions provided by 4-SBS L.P.; 4-SBS L.P. obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners, and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         PG-IV LLC obtained funds for the purchase price of its shares of Preferred Stock (including the shares subsequently purchased from Bridge LLC) from capital contributions provided by PG-IV C.V.; PG-IV C.V. obtained such funds from capital contributions provided by its limited partners and HM Equity C.V.; HM Equity C.V. obtained such funds from capital contributions provided by its limited partners and G.P. Cayman L.P.; and G.P. Cayman L.P. obtained such funds from capital contributions provided by its limited partners and Fund IV Cayman LLC. Fund IV Cayman LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         Bridge LLC obtained funds for the purchase price of its shares of Preferred Stock from capital contributions provided by Bridge Partners L.P.; Bridge Partners L.P. obtained $1,522,780 of such funds from capital contributions provided by its general partner, Bridge Partners LLC, and its limited partners, and it obtained the remainder of the funds, $49,577,220, from a portion of a credit facility from a bank, as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. Such funds include amounts allocated to fees and expenses. The credit facility was replaced by a credit agreement dated December 28, 1999, among HMTF Bridge Partners, L.P. and HM/Europe Coinvestors, C.V., as Initial Borrowers, and any Future Borrowers from time to time parties thereto, the Lenders from time to time parties thereto, the Issuing Bank, the Chase Manhattan Bank, as Administrative Agent, and Bank of America, N.A., as Syndication Agent (the "Credit Agreement"). On June 26, 2000, Bridge Partners L.P. repaid the borrowing under the Credit Agreement with the proceeds of the sale of its shares of Preferred Stock to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

ITEM 4. PURPOSE OF THE TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

         In addition, the matters set forth in Item 6 are incorporated in this
Item 4 by reference as if fully set forth herein.

         On June 26, 2000, Bridge LLC sold its shares of Preferred Stock, including shares received as dividends, Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, and such companies purchased such shares, as set forth below:


           NAME OF ENTITY                       NUMBER OF SHARES OF PREFERRED STOCK PURCHASED
           --------------                       ---------------------------------------------
           Qualified LLC                                             47,149
           Private LLC                                                  334
           4-EQ LLC                                                     771
           4-SBS LLC                                                  1,159
           PG-IV LLC                                                  2,510

         The purchase price for the shares of Preferred Stock sold by Bridge LLC was equal to the original purchase price paid therefor by Bridge LLC together with an allocable portion of the interest and other expenses incurred by Bridge LLC under the Credit Agreement referred to in Item 3.

         Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

         (a) (1) Qualified LLC is the record and beneficial owner of 188,596 shares of Preferred Stock. Assuming conversion of all such shares, Qualified LLC is the beneficial owner of 3,279,930 shares of Class A Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as of May 9, 2000, there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately 7.92% of the outstanding shares of Class A Common Stock. As of May 9, 2000, there being 21,260,610 shares of Class B Common Stock outstanding (the "Class B Common Stock"). The Class B Common Stock, par value $0.01 per share, which is not traded on an exchange, is convertible at the option of the holder thereof at any time on a share-for-share basis into Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 188,596 shares of Preferred Stock owned of record by Qualified LLC, Qualified LLC's 188,595 shares of Preferred Stock would represent approximately 5.23% of the outstanding shares of Class A Common Stock.

                  (2) Assuming conversion of all 188,596 shares of Preferred Stock owned of record by Qualified LLC, Equity L.P., in its capacity as sole member of Qualified LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,279,930 shares of Class A Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately 7.92% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 188,596 shares of Preferred Stock owned of record by Qualified LLC, Equity L.P.'s beneficial ownership of 188,596 shares of Preferred Stock would represent approximately 5.23% of the outstanding shares of Class A Common Stock.

                  (3) Private LLC is the record and beneficial owner of 1,336 shares of Preferred Stock. Assuming conversion of all such shares, Private LLC is the beneficial owner of 23,234 shares of Class A Common

Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately 0.06% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 1,336 shares of Preferred Stock owned of record by Private LLC, Private LLC's 1,336 shares of Preferred Stock would represent approximately 0.04% of the outstanding shares of Class A Common Stock.

                  (4) Assuming conversion of all 1,336 shares of Preferred Stock owned of record by Private LLC, Private L.P., in its capacity as sole member of Private LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 23,234 shares of Class A Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately 0.06% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 1,336 shares of Preferred Stock owned of record by Private LLC, Private L.P.'s beneficial ownership of 1,336 shares of Preferred Stock would represent approximately 0.04% of the outstanding shares of Class A Common Stock.

                  (5) Assuming conversion of all 189,932 shares of Preferred Stock owned of record by Qualified LLC and Private LLC, HM4/GP Partners, in its capacity as the sole general partner of each of Equity L.P. and Private L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,303,164 shares of Class A Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately 7.97% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 189,932 shares of Preferred Stock owned of record by Qualified LLC and Private LLC, HM4/GP Partners' beneficial ownership of 189,932 shares of Preferred Stock would represent approximately 5.27% of the outstanding shares of Class A Common Stock.

                  (6) 4-EQ LLC is the record and beneficial owner of 3,084 shares of Preferred Stock. Assuming conversion of all such shares, 4-EQ LLC is the beneficial owner of 53,635 shares of Class A Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately 0.14% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 3,084 shares of Preferred Stock owned of record by 4-EQ LLC, 4-EQ LLC's 3,084 shares of Preferred Stock would represent approximately 0.09% of the outstanding shares of Class A Common Stock.

                  (7) Assuming conversion of all 3,084 shares of Preferred Stock owned of record by 4-EQ LLC, 4-EQ L.P., in its capacity as sole member of 4-EQ LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 53,635 shares of Class A Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately 0.14% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 3,084 shares of Preferred Stock owned of record by 4-EQ LLC, 4-EQ L.P.'s beneficial ownership of 3,084 shares of Preferred Stock would represent approximately 0.09% of the outstanding shares of Class A Common Stock.

                  (8) 4-SBS LLC is the record and beneficial owner of 4,636 shares of Preferred Stock. Assuming conversion of all such shares, 4-SBS LLC is the beneficial owner of 80,626 shares of Class A Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately 0.21% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 4,636 shares of Preferred Stock owned of record by 4-SBS LLC, 4-SBS LLC's 4,636 shares of Preferred Stock would represent approximately 0.14% of the outstanding shares of Class A Common Stock.

                  (9) Assuming conversion of all 4,636 shares of Preferred Stock owned of record by 4-SBS LLC, 4-SBS L.P., in its capacity as sole member of 4-SBS LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 80,626 shares of Class A Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately 0.21% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 4,636 shares of Preferred Stock owned of record by 4-SBS LLC, 4-SBS L.P.'s beneficial ownership of 4,636 shares of Preferred Stock would represent approximately 0.14% of the outstanding shares of Class A Common Stock.

                  (10) Assuming conversion of all 197,652 shares of Preferred Stock owned of record by Qualified LLC, Private LLC, 4-EQ LLC and 4-SBS LLC, Hicks GP Partners, in its capacity as sole general partner of each of HM4/GP Partners, 4-EQ L.P. and 4-SBS L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,437,425 shares of Class A Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately 8.27% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 197,652 shares of Preferred Stock owned of record by Qualified LLC, Private LLC, 4-EQ LLC and 4-SBS LLC, Hicks GP Partners' beneficial ownership of 197,652 shares of Preferred Stock would represent approximately 5.47% of the outstanding shares of Class A Common Stock.

                  (11) Assuming conversion of all 197,652 shares of Preferred Stock owned of record by Qualified LLC, Private LLC, 4-EQ LLC and 4-SBS LLC, Fund IV LLC, in its capacity as the sole general partner of Hicks GP Partners, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,437,425 shares of Class A Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately 8.27% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 197,652 shares of Preferred Stock owned of record by Qualified LLC, Private LLC, 4-EQ LLC and 4-SBS LLC, Fund IV LLC's beneficial ownership of 197,652 shares of Preferred Stock would represent approximately 5.47% of the outstanding shares of Class A Common Stock.

                  (12) PG-IV LLC is the record and beneficial owner of 10,040 shares of Preferred Stock. Assuming conversion of all such shares, PG-IV LLC is the beneficial owner of 174,609 shares of Class A Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately .46% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 10,040 shares of Preferred Stock owned of record by PG-IV LLC, PG-IV LLC's 10,040 shares of Preferred Stock would represent approximately 0.29% of the outstanding shares of Class A Common Stock.

                  (13) Assuming conversion of all 10,040 shares of Preferred Stock owned of record by PG-IV LLC, PG-IV C.V., in its capacity as sole member of PG-IV LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 174,609 shares of Class A Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately .46% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 10,040 shares of Preferred Stock owned of record by PG-IV LLC, PG-IV L.P.'s beneficial ownership of 10,040 shares of Preferred Stock would represent approximately 0.29% of the outstanding shares of Class A Common Stock.

                  (14) Assuming conversion of all 10,040 shares of Preferred Stock owned of record by PG-IV LLC, HM Equity C.V., in its capacity as sole general partner of PG-IV C.V., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 174,609 shares of Class A Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately .46% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 10,040 shares of Preferred

Stock owned of record by PG-IV LLC, HM Equity C.V.'s beneficial ownership of 10,040 shares of Preferred Stock would represent approximately 0.29% of the outstanding shares of Class A Common Stock.

                  (15) Assuming conversion of all 10,040 shares of Preferred Stock owned of record by PG-IV LLC, GP Cayman L.P., in its capacity as sole general partner of HM Equity C.V., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 174,609 shares of Class A Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately .46% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 10,040 shares of Preferred Stock owned of record by PG-IV LLC, GP Cayman L.P.'s beneficial ownership of 10,040 shares of Preferred Stock would represent approximately 0.29% of the outstanding shares of Class A Common Stock.

                  (16) Assuming conversion of all 10,040 shares of Preferred Stock owned of record by PG-IV LLC, Fund IV Cayman LLC, in its capacity as the sole general partner of GP Cayman L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 174,609 shares of Class A Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately .46% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 10,040 shares of Preferred Stock owned of record by PG-IV LLC, Fund IV Cayman LLC's beneficial ownership of 10,040 shares of Preferred Stock would represent approximately 0.29% of the outstanding shares of Class A Common Stock.

                  (17) As a result of the sale of its Preferred Stock to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, Bridge LLC is no longer the record and beneficial owner of any shares of Preferred Stock.

                  (18) As a result of the sale of by Bridge LLC of its Preferred Stock to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, Bridge Partners L.P., in its capacity as sole member of Bridge LLC, may no longer be, pursuant to Rule 13d-3 of the Exchange Act, deemed to be the beneficial owner of any shares of Class A Common Stock, upon any conversion of any such shares of Preferred Stock.

                  (19) As a result of the sale by Bridge LLC of its Preferred Stock to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, Bridge Partners LLC, in its capacity as general partner of Bridge Partners L.P., may no longer be, pursuant to Rule 13d-3 of the Exchange Act, deemed to be the beneficial owner of any shares of Class A Common Stock, upon any conversion of such shares of Preferred Stock.

                  (20) Assuming conversion of all 207,692 shares of Preferred Stock owned of record by Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, Mr. Thomas O. Hicks, in his capacity as sole member of Fund IV LLC and Fund IV Cayman LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 3,612,034 shares of Class A Common Stock, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 38,123,727 shares of Class A Common Stock outstanding, represents approximately 8.66% of the outstanding shares of Class A Common Stock. Assuming conversion of all of the Class B Common Stock outstanding and all 207,692 shares of Preferred Stock owned of record by Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, Mr. Hicks' beneficial ownership of 207,692 shares of Preferred Stock would represent approximately 5.73% of the outstanding shares of Class A Common Stock.

         The Reporting Persons expressly disclaim (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.


         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) Except as set forth herein, none of the persons named in response to paragraph (a) has effected any transactions in shares of Class A Common Stock during the past 60 days.

         (d) The right to receive dividends on, and proceeds from the sale of, the shares of Class A Common Stock which may be beneficially owned by the persons described in (a) and (b) above is governed by the limited liability company agreements and limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous member interests and general and limited partnership interests.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

         The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

         Stock Purchase Agreement

         Pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of November 4, 1999 between the Issuer, HMTF-IV Acquisition Corp. ("HMTF-IV") and each of the other Purchasers (as defined in the Stock Purchase Agreement) named on Schedule I thereto, the Issuer agreed to sell to HMTF-IV, and HMTF-IV agreed to purchase from the Issuer, 200,000 shares of Preferred Stock for a purchase price of $200,000,000.

         Prior to the issuance of the shares of Preferred Stock at the Closing (as defined below), pursuant to an Assignment of Rights Under Stock Purchase Agreement dated November 9, 1999 (the "Initial Assignment Agreement"), HMTF-IV assigned all of its rights, titles, interests and obligations in, to and under the Stock Purchase Agreement to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC (the "Assignees"). Following the execution and delivery of the Initial Assignment Agreement, pursuant to an Assignment of Rights Under Stock Purchase Agreement dated November 16, 1999 (the "Second Assignment Agreement"), each Assignee assigned 25% of its rights, titles, interests and obligations in, to and under the Stock Purchase Agreement to Bridge LLC.

         On December 3, 1999, at the closing held pursuant to the Stock Purchase Agreement (the "Closing"), the Issuer sold to each of the persons listed below (the "HMTF Holders") the number of shares of Preferred Stock set forth opposite each person's name below in exchange for the purchase price set forth opposite such person's name below.


                                 NUMBER OF
        NAME OF ENTITY           SHARES PURCHASED       PURCHASE PRICE
        --------------           ----------------       --------------

Qualified LLC                    136,207                $136,207,000
Private LLC                          965                $    965,000
4-EQ LLC                           2,226                $  2,226,000
4-SBS LLC                          3,350                $  3,350,000
PG-IV LLC                          7,252                $  7,252,000
Bridge LLC                        50,000                $ 50,000,000

         The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as Exhibit 10.1 to the
Schedule 13D and is incorporated herein by reference.

         On June 26, 2000, Bridge LLC sold its shares of Preferred Stock, including shares received as dividends, to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, and such entities purchased such shares, as set forth below:


                                             NUMBER OF SHARES OF PREFERRED STOCK
          NAME OF ENTITY                                   PURCHASED
          --------------                     -----------------------------------

          Qualified LLC                                     47,149
          Private LLC                                          334
          4-EQ LLC                                             771
          4-SBS LLC                                          1,159
          PG-IV LLC                                          2,510

         On June 26, 2000, Bridge Partners L.P. repaid the borrowing under the Credit Agreement referred to in Item 3 with the proceeds of the sale of its shares of Preferred Stock to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, as set forth above.

         Registration Rights

         At Closing, the Issuer and the holders of Preferred Stock entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to effect three "demand" registrations at the request of the holders of a majority of the Registrable Securities held by the HMTF Holders and any direct or indirect transferee of any Registrable Securities held by the HMTF Holders, provided that each such demand registration must be in respect of Registrable Securities (as defined below) with a fair market value of at least $50,000,000 and provided that certain other restrictions are met. In addition, the Purchasers have certain piggyback registration rights in connection with registrations of the Issuer's securities under the Securities Act of 1933 (the "Securities Act").

         "Registrable Securities" means (a) the Preferred Stock purchased pursuant to the Stock Purchase Agreement, plus any additional shares of Preferred Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Preferred Stock, (b) the Class A Common Stock issued upon conversion of such Preferred Stock, plus any additional shares of Class A Common Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Class A Common Stock and (c) any securities that the Issuer or any successor entity into which such Class A Common Stock or such Preferred Stock may be converted or changed.

         The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as
Exhibit 10.2 to the Schedule 13D and is incorporated herein by reference.

         Certificate of Designation

         As contemplated by the Stock Purchase Agreement, the Board of Directors of the Issuer approved and adopted the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of
7 3/4% Cumulative Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof (the "Certificate of Designation") to create the series of Preferred Stock. Under the Certificate of Designation, the shares of Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) senior to all shares of Class A Common Stock and to each other class of capital stock or preferred stock of the Issuer, the terms of which do not expressly provide that it ranks senior to or on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Issuer; (ii) on a parity with additional shares of Preferred Stock issued by the Issuer and each other class of capital stock or series of preferred stock of the Issuer issued by Issuer, the terms of which expressly provide that such class or series will rank on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation; and (iii) junior to each class of capital stock or series of preferred stock of the Issuer issued by the Issuer, the terms of which expressly provide that such class or series will rank senior to the shares of Preferred Stock as to dividend rights and rights upon liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation.

         The holders of the shares of Preferred Stock will be entitled to receive with respect to each share of Preferred Stock, out of funds legally available for the payment of dividends, dividends at a rate per annum of 7-3/4% of the then-effective Liquidation Preference (as defined below). Such dividends shall be cumulative from the date of issuance of the Preferred Stock and shall be payable quarterly in arrears. The Issuer shall make any dividend payments with respect to any period (i) prior to November 30, 2004, by delivery of shares of Preferred Stock, and (ii) after November 30, 2004, (a) in cash, (b) by delivery of shares of Preferred Stock or (c) through any combination of the foregoing.

         The holders of shares of Preferred Stock will have the right, generally, at any time, to convert any or all their shares of Preferred Stock into a number of fully paid and nonassessable shares of Class A Common Stock equal to the then effective Liquidation Preference thereof plus accrued and unpaid dividends to the date of conversion divided by the Conversion Price in effect at the time of conversion.

         The shares of Preferred Stock may be redeemed at any time commencing on or after November 30, 2004 (or earlier, if, under the Certificate of Designation, certain conditions relating to a Change of Control (as defined in the Certificate of Designation) shall have occurred), in whole or from time to time in part, at the election of the Issuer, at a redemption price payable in cash equal to 100% (or, under certain conditions described below relating to a Change of Control, 101%) of the then effective Liquidation Preference plus accrued and unpaid dividends from the last dividend payment date to the date fixed for redemption. Shares of Preferred Stock (if not earlier redeemed or converted) shall be mandatorily redeemed by the Issuer on November 30, 2014, at a redemption price per share in cash equal to the then effective Liquidation Preference, plus accrued and unpaid dividends thereon from the last dividend payment date to the date of mandatory redemption.

         Upon occurrence of a "Change of Control" (as defined in the Certificate of Designation), the holders of Preferred Stock shall have the right to either
(a) continue to hold their shares of Preferred Stock or securities issued in respect of Preferred Stock in connection with such Change of Control and in compliance with the terms of the Certificate of Designation, (b) convert their shares of Preferred Stock (including shares received as a Special Payment (defined below)) and, if the Change of Control occurs prior to November 30, 2004, receive the Special Payment on such shares (the "Conversion Option") or
(c) elect to have their shares of Preferred Stock remarketed as described below (the "Remarketing Option").

         If the Conversion Option is selected with respect to a share of Preferred Stock, the holder of such share of Preferred Stock shall be deemed to have elected to convert such share in accordance with provisions of the Certificate of Designation and, if the Change of Control occurs prior to November 30, 2004, the Issuer shall issue, and the holder shall be entitled to receive, in respect of such share selected for the Conversion Option, a number of shares of Preferred Stock determined pursuant to a formula set forth in the Certificate of Designation (the "Special Payment"). Any shares of Preferred Stock received as a Special Payment may then be converted by the holder thereof as provided in the Certificate of Designation.

         If the Remarketing Option is selected with respect to a share of Preferred Stock, such holder shall be deemed to have elected to waive such holder's right to receive the Special Payment with respect to such Change of Control and the Issuer shall thereafter have the option to either (a) have such share redeemed in accordance with the provisions for optional redemption contained in the Certificate of Designation, except that the redemption price shall be 101% of the Liquidation Preference of such share plus accrued and unpaid dividends from the last dividend payment date to the redemption date, or
(b) remarket such share for the account of such holder and, if the net proceeds to such holder of such remarketing are less than 101% of the Liquidation Preference of such share plus accrued and unpaid dividends thereon from the last dividend payment date to the date payment is received by such holder in respect of such share, the Issuer shall issue to and sell for the account of such holder a sufficient number of shares of Class A Common Stock to make up such shortfall. If the Issuer does not, within 180 days after the date of the Issuer's giving written notice of its election of (a) or (b) above, settle the claim with the holder pursuant to (a) or (b) above, then the holder shall have the option, for a period of 10 business days, of electing the Conversion Option.

         The holders of the shares of Preferred Stock will be entitled to vote on all matters that the holders of the Issuer's Class A Common Stock are entitled to vote upon. In exercising these voting rights, each share of Preferred Stock shall be entitled to vote on an as-converted basis with the holders of the Issuer's Class A Common Stock. The approval of the holders of at least a majority of the then-outstanding shares of Preferred Stock, voting as one class, will be required for the Issuer to take certain actions. In addition, for so long as members of the HMTF Group own (a) at least 100 shares of Preferred Stock and (b) any combination of the shares of Preferred Stock issued to the HMTF Holders as of the Closing date and shares of Class A Common Stock issued upon conversion of such Preferred Stock, which, taken together, would represent (if all such shares of Preferred Stock were converted) an amount of Class A Common Stock issuable upon conversion of 50% or more of such Preferred Stock, the holders of the HMTF Shares, voting as a class, may elect one director to serve on the board of directors of the Issuer. Pursuant to this right, the HMTF Holders have elected Thomas O. Hicks for election to the board of directors of the Issuer. The Stock Purchase Agreement contains a parallel provision for the election of a director, but subject only to the minimum ownership level set forth in clause (b) of the second preceding sentence, that is inoperative for so long as the above described provision is in effect.


         "Liquidation Preference" means an amount equal to $1,000 per share of Preferred Stock, subject to change in accordance with the provisions of the Certificate of Designation.

         The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit 10.3 to the Schedule 13D and is incorporated by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.5: Assignment of Securities by Bridge LLC to each of Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                                            *
                                               ---------------------------------
                                               Name:   Thomas O. Hicks

                                               * By: /s/ David W. Knickel
                                                    ----------------------------
                                                 Name: David W. Knickel
                                                        Attorney-in-Fact

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                                HM4 TELIGENT QUALIFIED FUND, LLC


                                             By:    /s/ David W. Knickel
                                                --------------------------------
                                             Name: David W. Knickel
                                             Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                                HMTF EQUITY FUND IV (1999), L.P.


                                             By:  HM4/GP (1999) Partners, L.P.,
                                                  its General Partner

                                             By:  Hicks, Muse GP (1999) Partners
                                                  IV, L.P., its General Partner

                                             By:  Hicks, Muse (1999) Fund IV,
                                                  LLC, its General Partner


                                             By:    /s/ David W. Knickel
                                                --------------------------------
                                             Name: David W. Knickel
                                             Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                                HM4 TELIGENT PRIVATE FUND, LLC


                                             By:    /s/ David W. Knickel
                                                --------------------------------
                                             Name: David W. Knickel
                                             Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                           HMTF PRIVATE EQUITY FUND IV (1999), L.P.

                                        By:  HM4/GP (1999) Partners, L.P., its
                                             General Partner

                                        By:  Hicks, Muse GP (1999) Partners IV,
                                             L.P., its General Partner

                                        By:  Hicks, Muse (1999) Fund IV, LLC,
                                             its General Partner


                                        By:    /s/ David W. Knickel
                                           -------------------------------------
                                        Name: David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                           HM4/GP (1999) PARTNERS, L.P.

                                        By:  Hicks, Muse GP (1999) Partners IV,
                                             L.P., its General Partner

                                        By:  Hicks, Muse (1999) Fund IV, LLC,
                                             its General Partner


                                        By:    /s/ David W. Knickel
                                           -------------------------------------
                                        Name: David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                           HM 4-EQ TELIGENT COINVESTORS, LLC

                                        By:    /s/ David W. Knickel
                                           -------------------------------------
                                        Name: David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                           HM 4-EQ (1999) COINVESTORS, L.P.

                                        By:  Hicks, Muse GP (1999) Partners IV,
                                             L.P., its General Partner

                                        By:  Hicks, Muse (1999) Fund IV, LLC,
                                             its General Partner


                                        By:    /s/ David W. Knickel
                                           -------------------------------------
                                        Name: David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                           HM 4-SBS TELIGENT COINVESTORS, LLC

                                        By:    /s/ David W. Knickel
                                           -------------------------------------
                                        Name: David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                           HM 4-SBS (1999) COINVESTORS, L.P.

                                        By:  Hicks, Muse GP (1999) Partners IV,
                                             L.P., its General Partner

                                        By:  Hicks, Muse (1999) Fund IV, LLC,
                                             its General Partner


                                        By:    /s/ David W. Knickel
                                           -------------------------------------
                                        Name: David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                           HICKS, MUSE GP (1999) PARTNERS IV, L.P.

                                        By:  Hicks, Muse (1999) Fund IV, LLC,
                                             its General Partner


                                        By:    /s/ David W. Knickel
                                           -------------------------------------
                                        Name: David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                           HICKS, MUSE (1999) FUND IV, LLC


                                        By:    /s/ David W. Knickel
                                           -------------------------------------
                                        Name: David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                           HM PG-IV TELIGENT, LLC


                                        By:    /s/ David W. Knickel
                                           -------------------------------------
                                        Name: David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                           HICKS, MUSE PG-IV (1999), C.V.

                                        By:  HM Equity Fund IV/GP Partners
                                             (1999), C.V., its General Partner

                                        By:  HM GP Partners IV Cayman, L.P.,
                                             its General Partner

                                        By:  HM Fund IV Cayman LLC, its General
                                             Partner

                                        By:    /s/ David W. Knickel
                                           -------------------------------------
                                        Name: David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                         HM EQUITY FUND IV/GP PARTNERS (1999), C.V.

                                      By:    HM GP Partners IV Cayman, L.P., its
                                             General Partner

                                      By:    HM Fund IV Cayman LLC, its General
                                             Partner


                                      By:    /s/ David W. Knickel
                                         ---------------------------------------
                                      Name: David W. Knickel
                                      Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                           HM GP PARTNERS IV CAYMAN, L.P.

                                        By:  HM Fund IV Cayman LLC, its General
                                             Partner


                                      By:    /s/ David W. Knickel
                                         ---------------------------------------
                                      Name: David W. Knickel
                                      Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                         HM FUND IV CAYMAN LLC


                                      By:    /s/ David W. Knickel
                                         ---------------------------------------
                                      Name: David W. Knickel
                                      Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                         HMTF BRIDGE TELIGENT, LLC


                                      By:    /s/ David W. Knickel
                                         ---------------------------------------
                                      Name: David W. Knickel
                                      Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                         HMTF BRIDGE PARTNERS, L.P.

                                      By:    HMTF Bridge Partners, LLC, its
                                             General Partner


                                      By:    /s/ David W. Knickel
                                         ---------------------------------------
                                      Name: David W. Knickel
                                      Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


July 18, 2000                         HMTF BRIDGE PARTNERS, LLC


                                      By:    /s/ David W. Knickel
                                         ---------------------------------------
                                      Name: David W. Knickel
                                      Title: Vice President

                                 EXHIBIT INDEX

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------

   10.5           Assignment of Securities by Bridge LLC to each of Qualified
                  LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.